1925 W. Field Court, Suite 300
Lake Forest, IL  60045

September 24, 2012

United States Securities and Exchange Commission
Washington, D.C.  20549
Attention:  Jim B. Rosenberg

Re:	Akorn, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 10, 2012 and Amended August 14, 2012
File No. 001-32360

Dear Mr. Rosenberg,

    Akorn, Inc. (“Akorn” or “we”) is submitting this response to the written comments of the staff of the Securities and Exchange Commission (the “Commission”), dated September 10, 2012, in relation to the above filings and our previous communications with the Commission.  We once again acknowledge that:
●	Akorn is responsible for the adequacy and accuracy of the disclosure in its filings
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	Akorn may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below is the heading and text of each comment followed by our response:

Form 10-K for the Fiscal Year Ended December 31, 2011
Notes to Consolidated Financial Statements
Note Q –  Business Combinations and Other Strategic Investments, page 62

1.	We acknowledge your responses to our previous comments 5 and 6 and to your June 18, 2012 response to comment 12 from our May 30, 2012 letter. Please address the following comments:
●
Please represent to us, consistent with our previous request, that you will remove reference to the use of purchase accounting in future filings and instead disclose your use of acquisition accounting or the acquisition method.  In this regard, you still refer to the use of the purchase accounting:

		o	In the second and fourth paragraphs on page 20 of your March 31, 2012 Form 10- Q/A related to your Kilitch and Lundbeck Products acquisitions;

Mr. Rajat Rai
Akorn, Inc.
September 10, 2012

	o	In the third paragraph on page 21 of your March 31, 2012 Form 10-Q/A related to your Lundbeck Products acquisition; and
	o	In the third paragraph on page 21 of your June 30, 2012 Form 10-Q related to your Lundbeck Products acquisition.
●
Please represent to us, consistent with our previous request, that you will remove reference to the use of purchase price and the purchase price allocation in future filings.  In this regard, your Kilitch acquisition disclosure on page 20 of your March 31, 2012 Form 10-Q/A still references “total purchase price” and your Lundbeck Products disclosure on page 20 of your June 30, 2012 Form 10-Q still references the “total purchase price” and “total allocation of purchase price.” These disclosures are not consistent with the Kilitch disclosures on page 10 of your August 17, 2012 response.

●
Please represent to us, consistent with our previous request, that you will not include liabilities assumed and deferred taxes liabilities in consideration transferred.  In this regard, your Kilitch acquisition disclosure on page 20 of your March 31, 2012 Form 10-Q/A includes these liabilities in the “purchase price” presentation identified in the previous bullet point.

Response:  We confirm our intention to include all proposed revised disclosures, as well as correcting the June 30, 2012 disclosures, in our future periodic reports.

Form 10-Q/A for the Quarterly Period ended March 31, 2012
Notes to Condensed Consolidated Financial Statements
Note 13 –  Business Combinations, page 19

2.
We acknowledge your response to previous comment 7 and your restatement disclosure in Note 1.  Please provide us your analysis supporting why the contingent payment obligations associated with your Kilitch acquisition are properly classified as compensation arrangements.  Reference for us the authoritative literature you relied upon to support your accounting.  In your response, at a minimum, please address the following:

	●	Tell us to whom you are obligated to make contingent payments, clarify whether these payments are to employees;
	●	Tell us why these payments are compensation arrangements under ASC 805-10-55-24 and 55-25; and
	●	Identify for us the triggering events for these contingent payments including a discussion of:
		o	why it is appropriate to accrue $3.3 million of these payments upon acquisition when it appears that the trigger events have not yet occurred but are only probable of occurrence; and
		o	why the $1.0 million in other contingent payments are characterized as “for future services” and not yet accrued.

Mr. Rajat Rai
Akorn, Inc.
September 10, 2012

Response: On February 28, 2012, we completed and closed on our previously announced acquisition of certain assets of Kilitch Drugs (India) Limited (“KDIL”).  The acquisition was accounted for as a business combination under ASC Topic 805, Business Combinations.  In connection with the acquisition of certain assets of KDIL, we entered into a separate agreement with two of the selling shareholders under which amounts were paid or are payable to the two selling shareholders based upon the completion of services to be rendered subsequent to the close of the transaction.  The two selling shareholders represented less than 1 percent of the KDIL ownership and were not employees of KDIL prior to the transaction.  In addition, the two selling shareholders did not become employees of Akorn subsequent to the transaction and do not have day-to-day responsibility for the business.  Payments contingently payable pursuant to this separate agreement were initially included within the total consideration transferred to KDIL, but were subsequently concluded to represent a separate transaction, and therefore were accounted for outside of the business combination.  The amounts already paid pursuant to this separate agreement were related to past services that have been completed related to the achievement of various milestones.  The amounts not yet paid as of the closing of the transaction are either related to future services yet to be provided, or for past services but are contingent upon the achievement of an EBITDA target which was determined to be probable of occurring and therefore accrued for under ASC Topic 450, Contingencies.

A summary of the contingent payments not yet paid, including the triggering events, are as follows:

●
“Target EBITDA” - The Target EBITDA is based on the financial performance of the contract manufacturing business acquired and is set at INR 220.0 million.  The target is measured for the period from July 1, 2011 to June 30, 2012.  The amount is measured as of June 30, 2012 for the preceding twelve-month period and is payable, in full, upon achievement.  The earn-out is not prorated based upon the final financial performance.  There is no future service obligation associated with meeting the EBITDA target and the payout under this milestone cannot be reduced, clawed back or offset based on any other service provided.  The total amount payable to these two individuals upon achievement of the EBITDA target is $3.3 million.

●
“Future Services” - The other contingent payments relate to ensuring support for our objectives concerning automation and progression towards FDA approval of the manufacturing site acquired and to ensure support for completion of the general block expansion.  These services are performed, at our discretion, and are provided during the future period subsequent to the close of the transaction. These services relate to the completion of an activity at a future point and may total up to $1.0 million.

We have evaluated the contingent payments under ASC Topic 805, including ASC 805-10-55-24 and 55-25, and concluded that these contingent payments represent a separate agreement outside of the business combination, due primarily to the existence of the amounts being paid disproportionately to two of the selling shareholders. Further, as it relates to the Target EBITDA, no future services are required to be rendered.  As it relates to Future Services, the amounts payable are explicitly tied to future services to be rendered subsequent to the closing. Therefore, we have concluded that the amounts contingently payable are not consideration transferred to KDIL to acquire a business, but a separate transaction with the two specific shareholders for the performance of (a) past services under the Target EBITDA , and (b) Future Services for the support of automation and progression toward FDA approval of the manufacturing site acquired and to ensure support for completion of the general block expansion.

As of March 31, 2012, we have accrued for $3.3 million of compensation payable based upon the achievement of the Target EBITDA for the acquired business under ASC Topic 450, as we determined that at the acquisition date it was probable that the milestone would be met.  In determining that the target would be met we considered the following:

Mr. Rajat Rai
Akorn, Inc.
September 10, 2012

●	The relative period that had passed relating to the target period, almost 70% of the period had been completed at closing.
●	The forecast information that we had received and performed our diligence on supported that the target would be met.
●
After closing, no future services are required to be performed by the two individuals in order to meet the target and there were no services required to be performed by these two individuals in order to earn the EBITDA milestone payment.

With respect to the other contingent payment for Future Services, we may pay up to $1.0 million of compensation to these selling shareholders for Future Services to be rendered subsequent to the close of the acquisition.  We concluded that it was appropriate to expense the amounts during a future period or periods, as the applicable payment is related to services that would be provided subsequent to closing, if requested by Akorn management.

3.
Regarding your restatement associated with the Kilitch acquisition, please confirm for us that you have reassessed your accounting for similar issues for all your acquisitions since January 1, 2009, the effective date of SFAS 141R subsumed in ASC Topic 805 and tell us your conclusion.  If your reassessment supports that you complied with SFAS 141R for these acquisitions, please tell us what was unique or different with the Kilitch acquisition as compared to these other acquisitions that caused you to improperly assess and apply your original accounting.

Response: We have reassessed the accounting related to all our business combinations since January 1, 2009 – which consisted of the purchase of Advanced Vision Research (“AVR”) in May 2011 and the acquisition of certain products from Lundbeck in December 2011 – and concluded that the accounting for each transaction was appropriate.  Unlike the Kilitch acquisition, in the AVR and Lundbeck acquisitions there were no contingent payments to the former owners, no ongoing employment arrangements that were not already being treated as expenses on Akorn’s books, and no significant acquisition-related costs. In addition, the Kilitch acquisition was different in two key ways: (1) we were obligated to make contingent payments to various selling shareholders disproportionate to their ownership percentages, and (2) we incurred significant acquisition-related costs, primarily due to local regulatory taxes on the transfer of land and building ownership in India. Both items (1) and (2) were originally capitalized as consideration.

Mr. Rajat Rai
Akorn, Inc.
September 10, 2012

    Once again, we thank the Staff for offering its questions and observations regarding our filings with the Commission, as this helps us understand and fully meet our disclosure requirements.  Please feel free to directly contact me or our chief financial officer, Tim Dick, with any follow-up questions or comments.  Tim can be reached at (847) 279-6150 or by e-mail to tim.dick@akorn.com.

Sincerely,

/s/ Rajat Rai

Rajat Rai
Chief Executive Officer